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Exhibit 99.1

PRESS RELEASE

TESMA INTERNATIONAL INC.
TESMA ANNOUNCES
RESULTS FOR THE QUARTER ENDED OCTOBER 31, 2002

        December 5, 2002, Concord, Ontario, Canada … Tesma International Inc. (TSX:TSM.A; NASDAQ:TSMA) a global supplier of highly-engineered engine, transmission and fueling systems and modules for the automotive industry, today reported results for the quarter ended October 31, 2002.

	Three Months Ended October 31
	2002	2001
	(unaudited)
	(Canadian dollars in millions except per share and share figures)
Sales	$391.8	$316.9
Income before income taxes	$39.6	$32.9
Net income	$28.6	$22.1
Operating cash flow	$55.8	$35.4
Basic earnings per share	$0.89	$0.75
Diluted earnings per share	$0.88	$0.75
Weighted average number of shares outstanding on diluted basis (in millions)	32.6	29.6

Year End Change

        As previously announced, the Company will be changing its fiscal reporting year end from July 31st to December 31st, effective December 31, 2002, and will report quarterly and annual results on a calendar year basis thereafter. The Company will be referring to the five-month period from August 1, 2002 to December 31, 2002 as our "fiscal 2002 stub period," of which the current three-month period ended October 31, 2002 is referred to as our first quarter.

Consolidated Results

        For the quarter, sales were up 24% to $391.8 million, boosted by vehicle production volume increases in North America of 8% to 4.5 million units from 4.2 million units in the prior year and by 5% in Europe to 3.8 million units from 3.6 million units a year ago. In addition, sales growth was achieved from increases in excess of 10% in both our North American and European content per vehicle to $57.78 and €17.07, respectively (from $51.32 and €15.31, respectively, a year ago), a $1.6 million increase in tooling sales to $15.2 million, continued growth in export sales and a strengthening of the euro, U.S. dollar and Korean won against the Canadian dollar in the quarter.

        Income before income taxes increased by 20% to $39.6 million from $32.9 million a year ago, largely due to the additional margin resulting from the increase in North American production volumes, increased volumes and higher content on some of our existing and newly-launched production programs, further improvements and operating efficiencies, including our North American die casting facility, and lower interest expense. These positive effects were partially, offset by higher operating costs at certain of our facilities which are in the midst of, or preparing for, the launch of significant new programs, continued investments in product engineering, research and development, higher depreciation on additional investments in capital assets for new business and continued operating issues at our European die casting facility. Net income for the quarter increased 29% to $28.6 million from $22.1 million a year ago. Positively impacting net income for the quarter was $2.9 million in tax refunds realized by one of our foreign subsidiaries as the final stage of prior year tax planning initiatives.

        For the quarter, diluted earnings per share was up 17% to $0.88 compared to $0.75 a year ago and reflects the 10% increase in fully diluted shares outstanding to 32.6 million, as a result of the equity offering that we completed in July 2002. The impact of the tax refund on diluted earnings per share amounted to $0.09 for the current quarter.

North American Operations

        Tesma operates 15 manufacturing facilities in North America (13 in Canada and 2 in the U.S.) with 3,400 employees. For the quarter, the Company's North American operations reported sales were $311.9 million, up 24% from $251.9 million last year. The significant improvement in our North American content per vehicle (to $57.78) reflects significantly higher volumes of the GM L850 engine program, as General Motors added this engine to its J-Car vehicle platforms (which includes the Cavalier and Sunfire models) for the 2003 model year. Content growth was further spurred by significant program launches, including the commencement of production of a water pump assembly for Honda's redesigned Accord and a complex new oil pump assembly for Ford's 5R110 transmission which is initially being used in a diesel engine application. In addition, the sales increase reflects increased volumes on the GM Vortec 4200 (used in their SUV family) and Line 6 engine programs, significant volume increases for various water management and certain tensioner and alternator decoupler programs, the continued ramp up in volumes of a fuel filler tube assembly for the Saturn VUE, higher volumes on the GM one/two accumulator cover and stator shaft programs and higher exports.

        For the quarter, income before income taxes increased 36% from $29.5 million to $40.1 million due to the increased gross margin on higher sales levels, paritally offset by higher depreciation charges, S, G & A costs and affiliation fees.

European Operations

        Tesma's 5 European operations, located in Germany and Austria, employ 1,100 employees. For the quarter, our sales from these operations increased 25% from $58.4 million in the prior year to $73.2 million. The growth in sales and content per vehicle (to €17.07) reflects the launch of fuel tank assembly programs for Volvo and the VW Group and new fuel filler pipe programs for Ford, Volvo and the VW Group. The sales increase also reflects increases in volumes on the rear-axle crossover component supplied to DaimlerChrysler and adaptor extensions supplied to General Motors (Opel) that were launched in the latter half of fiscal 2002 and a significant strengthening of the euro relative to the Canadian dollar which caused translated sales to increase by approximately $6.3 million compared to fiscal 2002.

        Income before income taxes decreased from $3.5 million a year ago to a loss of $0.4 million. Despite the increase in European production volumes, income before income taxes decreased as gross margins dropped. The reasons for the decline, include a provision booked in the quarter for the expected cost to supply replacement parts to a customer at our cost, significant increases in operating and development costs incurred to support the new fuel tank and filler pipe program launches and continuing losses at our die casting facility in Germany. As part of our review of the operating issues at this die casting facility, we are also undertaking a review of the carrying value of the asset base, under new accounting standards.

Asian and South American Operations

        Tesma's 2 Asian manufacturing facilities in South Korea and a small assembly plant in Brazil employ 200 people. Sales for the quarter were up 33% to $12.6 million from $9.5 million a year ago. The increase in the quarter is due primarily to increased sales to Korean domestic customers, higher exports to Europe, a strengthening of the Korean won versus the Canadian dollar and the commencement of limited production runs in Brazil.

        Income before income taxes for this segment (which includes our engineering and marketing offices in Korea, Japan and Brazil) remained substantially unchanged from the prior year at a loss of $0.1 million. The higher sales were, offset by higher labour and support costs in preparation for upcoming program launches and higher S, G & A costs and affiliation fees primarily on the higher sales.

Cash Flow

        Cash provided from operations, excluding changes in non-cash working capital, increased to $55.8 million in the quarter compared to $35.4 million in the same period a year ago. Cash provided by operating activities was $38.4 million compared to $17.6 million in the same period last year. Investment activities for the quarter included $20.6 million for capital and other asset additions (net of disposals), down from $40.6 million for the same period a year ago. The decrease in the quarter is due to new program spending being delayed. Cash provided from financing activities was $25.0 million, primarily resulting from an increase in bank indebtedness levels due mainly to outstanding cheques.

        Our cash balances, net of bank indebtedness, at the end of the first quarter were $157.5 million, an increase of $10.8 million since year end, due to cash provided from operating activities and an increase in bank indebtedness, offset by continued investments in capital and other assets (net of disposals), the payment of dividends and the scheduled repayments of long-term debt.

Dividends

        Yesterday, our Board of Directors declared a dividend in respect of the first quarter of the fiscal 2002 stub period of $0.16 per share on our Class A Subordinate Voting and Class B Shares payable on January 15, 2003 to shareholders of record on December 31, 2002.

Change in Reporting Currency

        As previously announced, we will be changing our financial reporting currency to the U.S. dollar and will begin reporting on this basis on January 1, 2003.

Outlook

        During the quarter, North American OEM production volumes improved as vehicle production increased 8% over a very difficult quarter in the prior year. The "Big Three" slightly improved their market share from the prior year versus the "New Domestics", in large part due to the continued use of low interest rate financing and other consumer incentive campaigns. We remain cautious about the continued long-term use of these incentives by the OEMs and the rising inventory levels seen at the end of October, especially at the "Big Three". For the remainder of the stub period, however, we anticipate that production will remain fairly strong based on industry production forecasts that indicate volumes through the end of the calendar year will approximate 2.5 million units which is 2% higher than the same period last year. In Europe, we have not varied from our previous forecast that production for the balance of the fiscal 2002 stub period will be substantially unchanged from the same period a year ago. Given these forecasts, we expect to experience overall sales growth in the range of 20% for the five-month period ending December 2002.

        Much of the recent "press" our industry has received has pointed to a negative outlook in the near term due to projections for declining industry volumes and OEM pricing pressures. We believe that vehicle production volumes may decline in 2003 and that OEMs will continue to pressure us for pricing concessions; however, this scenario is not a new one in our industry. In the past, we have viewed these times as "opportunities" and today is no different. Given our strong balance sheet and high cash position, we expect to be able to take on additional resourced or outsourced business as our competitors may struggle, and our customers look to improve their cost structures. We also expect to continue to grow organically from our current backlog of awarded business, and are in a position to take advantage of acquisition opportunities which may arise in time such as these.

        "We had a very healthy quarter," stated Anthony Dobranowski, Tesma's President and Chief Financial Officer. "Despite launching some of the most complex and technologically advanced products in our history, we have posted record sales and earnings per share on a comparative year-over-year basis. Most importantly, these launches involved products across each of our Engine, Transmission, and Fuel Technologies groups. Our balance sheet has never been stronger and we will continue to focus our resources on achieving further operating improvements, expanding on our product and technological capabilities and searching for opportunities to expand our global presence."

        Tesma employs over 4,700 skilled and motivated people in 23 manufacturing facilities in North and South America, Europe and Asia, and three focused R&D centres in the lead facilities for each of our Engine, Transmission and Fuel Technologies groups.

        Tesma will hold a conference call to discuss its first quarter fiscal 2002 stub period results on December 6, 2002 at 9:30 a.m. EST. The numbers for this call are 416-641-6685 (local/overseas) or 1-888-617-7832 (North America), with call-in required 10 minutes prior to the start of the conference call. The conference call will be chaired by Anthony Dobranowski, Tesma's President and Chief Financial Officer. A taped replay of the conference call will also be made available until 12:00 midnight on December 20, 2002. The numbers for the replay are 416-626-4100, reference number 20270691 (local/overseas) or 1-800-558-5253, reference number 20279834 (North America). The conference call can also be accessed by webcast at www.newswire.ca/webcast and will be available for a 30 day period.

        This Press Release contains statements which, to the extent that they are not recitations of historical fact, may constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may include financial and other projections, as well as statements regarding Tesma's future plans, objectives or economic performance, or the Company's underlying assumptions. The words "estimate", "anticipate", "believe", "expect" and other similar expressions are intended to identify forward-looking statements. Persons reading this press release are cautioned that such statements are only predictions, and that Tesma's actual future results or performance may be materially different.

        Forward-looking information involves certain risks, assumptions, uncertainties and other factors, which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. In the case of Tesma, these factors include, but are not limited to: Tesma's operating and/or financial performance; the ability of the Company to finance its business requirements, including raising required funding as necessary; changes in the various economies in which Tesma operates; Tesma's relationship with Magna International Inc.; fluctuations in interest rates; changes in consumer and business confidence levels; consumers' personal debt levels; vehicle prices; the extent and nature of purchasing or leasing incentive campaigns offered by automotive manufacturers; environmental emission and safety regulations; fuel prices and availability; the continuation and extent of outsourcing by automotive manufacturers; the extent and continued use of steel as a primary material for automotive parts versus alternative materials (such as aluminum and plastics); Tesma's ability to continue to meet customer specifications relating to product performance, cost, quality, delivery and service; industry cyclicality or seasonality; trade and/or labour issues or disruptions; customer pricing pressures, pricing concessions and cost absorptions; warranty, recall and product liability claims; actual levels of program production volumes by Tesma's customers compared to original expectations, including program cancellations or delays and changes in product mix; Tesma's dependence on certain engine and transmission programs and the market success and consumer acceptance of the vehicles into which such powertrain products are installed; Tesma's relationship with and dependence on certain customers; currency exposure; technological developments by Tesma's competitors; governmental, environmental and regulatory policies and Tesma's ability to anticipate or respond to changes therein; and other changes in the competitive environment in which Tesma operates. For a more detailed discussion of some of these factors, reference is made to the disclosures regarding risks and uncertainties set forth in Tesma's Annual Information Form, Form 40-F and other public filings. Tesma expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

TESMA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Canadian dollars in thousands)

	As at October 31, 2002	As at July 31, 2002
	(unaudited)	(audited)
		(restated — Note 2)
ASSETS
Current assets:
Cash and cash equivalents	$218,088	$176,759
Accounts receivable (Note 6)	231,476	198,383
Inventories	106,053	105,829
Future tax assets	—	7,141
Prepaid expenses and other (Note 2(b))	13,164	12,302

	568,781	500,414
Capital assets (Note 6)	429,949	429,626
Goodwill (Note 3)	21,205	20,774
Other assets	8,627	8,603

	$1,028,562	$959,417

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$60,590	$30,053
Accounts payable (Note 6)	123,980	106,275
Accrued salaries and wages (Note 5)	41,898	42,128
Other accrued liabilities (Note 6)	40,143	36,139
Income taxes payable	4,429	7,448
Future tax liabilities	18,938	19,368
Long-term debt due within one year	4,237	4,420

	294,215	245,831
Long-term debt (Note 2(b))	74,236	75,172
Future tax liabilities	22,919	19,144
Shareholders' equity
Class A Subordinate Voting Shares (Note 5)
(authorized: unlimited, issued: 18,076,429; July 31, 2002 — 18,074,779)	$287,070	$287,027
Class B Shares (Note 5)
(authorized: unlimited, issued: 14,223,900; July 31, 2002 — 14,223,900)	2,583	2,583
Retained earnings	341,096	317,643
Currency translation adjustment	6,443	12,017

	637,192	619,270

	$1,028,562	$959,417

See accompanying notes

TESMA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(Canadian dollars in thousands, except share and per share figures)

	THREE MONTHS ENDED October 31
	2002	2001
	(unaudited)
		(restated — Note 2)
Sales (Note 6)	$391,785	$316,907

Cost of goods sold (Note 6)	308,812	247,045
Selling, general and administrative (Note 7)	21,260	18,676
Depreciation and amortization	16,799	13,706
Affiliation fees and other charges (Note 6)	5,126	3,937
Interest, net (Note 6)	238	675

Income before income taxes	39,550	32,868
Income taxes	10,928	10,812

Net income for the period attributable to Class A Subordinate Voting Shares and Class B Shares	28,622	22,056
Retained earnings, beginning of period	317,642	252,435
Dividends on Class A Subordinate Voting Shares and Class B Shares	(5,168)	(4,683)
Cumulative adjustment for change in accounting policy (Note 2 (b))	—	(201)

Retained earnings, end of period	$341,096	$269,607

Earnings per Class A Subordinate Voting Share or Class B Share
Basic	$0.89	$0.75
Diluted	$0.88	$0.75

Average number of Class A Subordinate Voting Shares and Class B Shares outstanding (in millions)
Basic	32.3	29.3
Diluted	32.6	29.6

See accompanying notes

TESMA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

(Canadian dollars in thousands)

	THREE MONTHS ENDED October 31
	2002	2001
	(unaudited)
CASH PROVIDED FROM (USED FOR): OPERATING ACTIVITIES
Net income	$28,622	$22,056
Items not involving current cash flows	27,170	13,320

	55,792	35,376
Net changes in non-cash working capital	(17,388)	(17,830)

	38,404	17,546

INVESTING ACTIVITIES
Capital asset additions (Note 6)	(23,947)	(40,796)
Increased investment in subsidiary (Note 3)	(800)	—
Increase in other assets	(630)	(48)
Proceeds from disposition of capital and other assets (Note 6)	3,983	255

	(21,394)	(40,589)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	31,003	(23,797)
Dividends on Class A Subordinate Voting Shares and Class B Shares	(5,168)	(4,683)
Repayments of long-term debt	(835)	(939)
Issuance of Class A Subordinate Voting Shares	43	—
Issues of long-term debt	—	124

	25,043	(29,295)

Effect of exchange rate changes on cash and cash equivalents	(724)	1,352

Net increase (decrease) in cash and cash equivalents during the period	41,329	(50,986)
Cash and cash equivalents, beginning of period	176,759	95,703

Cash and cash equivalents, end of period	$218,088	$44,717

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation

        The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the Company's 2002 Annual Report, except as described in Note 2.

        The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended July 31, 2002, as contained in the Company's 2002 Annual Report.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position of the Company at October 31, 2002 and the results of operations and cash flows for the three-month periods ended October 31, 2002 and 2001.

2.    Accounting Changes

(a)
In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and other Stock-based Payments" (CICA 3870). CICA 3870 requires that all stock-based awards granted to non-employees (including those granted to directors not acting in their capacity as directors) must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for valuing all stock-based compensation granted to employees and directors (acting in their capacities as directors). Specifically, the fair value method does not have to be applied to option plans where the only choice for the employee is to pay the exercise price and obtain stock. The new standard only applies to awards granted on or after the adoption date. The Company has prospectively adopted CICA 3870 effective August 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method and disclose proforma earnings as prescribed by the standard. The adoption of CICA 3870 had no effect on the Company's reported earnings for the three-month period ended October 31, 2002.

(b)
In December 2001, the CICA amended Handbook Section 1650 "Foreign Currency Translation". The most significant change under the new recommendations is the elimination of the deferral and amortization method for unrealized translation gains and losses on long-term monetary assets and liabilities. Unrealized translation gains and losses on long-term monetary assets and liabilities are now reflected in income. Effective August 1, 2002, the Company adopted these new recommendations on a retroactive basis with restatement of prior periods.

        Net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three-month period ended October 31, 2001 remained substantially unchanged after the retroactive application of the new rules.

3.    Business Acquisitions

        Under the terms of the acquisition of Triam Automotive Corporation (Sterling Heights) in October 1998, the Company agreed to pay an additional amount not to exceed $4.0 million in respect of the 5 year period commencing February 1, 1998 if Sterling Heights achieves certain predetermined levels of earnings. In the quarter, $0.8 million was recorded as additional goodwill as earnings have exceeded the predetermined levels of earnings for the current year.

4.    Segmented Information

        The Company currently operates in one industry segment, the automotive powertrain business, designing and manufacturing parts and assemblies primarily for the automotive OEMs or their Tier I and Tier II powertrain component manufacturers.

        The Company operates internationally and its manufacturing facilities are arranged geographically to match the requirements of the Company's customers in each market. Each manufacturing facility has the capability to offer many different powertrain parts and assemblies as the technological processes employed can be used to make many different parts and assemblies. Additionally, specific marketing and distribution strategies are required in each geographic region.

        The Company currently operates in four geographic segments of which only two are reportable segments. The accounting policies for the segments are the same as those described in Note 1 to the July 31, 2002 consolidated financial statements and intersegment sales are accounted for at prices, which approximate fair value.

        Executive management assesses the performance of each segment based on income before income taxes as the management of income tax expense is centralized.

Three months ended October 31, 2002	North American Automotive	European Automotive	Other Automotive	Total
	(Canadian dollars in thousands)
Total Sales	$311,858	$73,218	$12,584	$397,660
Intersegment sales	5,278	597	—	5,875
Sales to external customers	$306,580	$72,621	$12,584	$391,785
Depreciation and amortization	$12,407	$3,217	$1,175	$16,799
Interest, net	$(225)	$121	$342	$238
Income before income taxes	$40,066	$(368)	$(148)	$39,550
Capital assets, net	$303,397	$89,609	$36,943	$429,949
Capital asset additions	$16,977	$5,095	$1,875	$23,947
Goodwill, at carrying value	$20,259	$946	$—	$21,205
Three months ended October 31, 2001	North American Automotive	European Automotive	Other Automotive	Total
	(Canadian dollars in thousands)
Total Sales	$251,936	$58,395	$9,476	$319,807
Intersegment sales	2,303	597	—	2,900
Sales to external customers	$249,633	$57,798	$9,476	$316,907
Depreciation and amortization	$10,108	$2,494	$1,104	$13,706
Interest, net	$121	$159	$395	$675
Income before income taxes (Note 2(b))	$29,501	$3,529	$(162)	$32,868
Capital assets, net	$274,582	$70,483	$35,599	$380,664
Capital asset additions	$33,469	$6,318	$1,009	$40,796
Goodwill, at carrying value	$18,322	$1,361	$—	$19,683

5.    Capital Stock

(a)    Class and Series of Outstanding Securities

        The Company's share structure has remained consistent with that in place as at July 31, 2002. For details concerning the nature of the Company's securities, please refer to Note 11 "Capital Stock" of the notes to the Company's audited consolidated financial statements for the year ended July 31, 2002 contained in the Company's 2002 Annual Report.

        Outstanding Class A Subordinate Voting Shares and Class B Shares included in shareholders' equity of the Company consists of:

	Class A Subordinate Voting Shares		Class B Shares
	Number of Shares	Consideration	Number of Shares	Consideration
	(Canadian dollars in thousands, except shares)
Balance, July 31, 2002	18,074,779	$287,027	14,223,900	$2,583
Exercise of Incentive Stock Options	1,650	43

Balance, October 31, 2002	18,076,429	$287,070	14,223,900	$2,583

(b)    Incentive Stock Options

        Information concerning the Company's Incentive Stock Option Plan is included in Note 11 "Capital Stock" of the notes to the Company's audited consolidated financial statements for the year ended July 31, 2002 contained in the Company's 2002 Annual Report.

        The following is a continuity schedule of the options outstanding:

	Number of Options	Range of exercise price	Weighted average excercise price
Outstanding, July 31, 2002	1,251,000	$10.50 - $29.40	$23.33
Granted (i)	44,500	$31.74	$31.74
Exercised	(1,650)	$26.00	$26.00

October 31, 2002	1,293,850	$10.50 - $31.74	$23.62

Exercise at October 31, 2002	881,550	$10.50 - $31.74	$22.12

  (i)
  On August 21, 2002, 34,500 options to purchase Class A Subordinate Voting Shares at an exercise price of $31.74 were granted to employees and a further 10,000 were granted to directors, acting in their capacity as directors. The options granted to employees vested 20% on the grant date with the remaining 80% to vest equally on August 1, 2003, 2004, 2005, and 2006. The options granted to directors vested 50% on the grant date with the remaining 50% to vest on August 1, 2003.

        The Company has elected to continue to measure compensation cost related to awards of stock options using the intrinsic value-based method of accounting as permitted by CICA 3870. Under CICA 3870, when a stock option is repurchased by the Company for a cash payment, the Company must record compensation expense. Additionally, when stock options are issued to non-employees other than directors acting in their capacity as directors, the Company must record compensation expense. Options issued to directors for services provided outside of their role as directors are recorded as compensation expense by the Company.

        As required under the new standard, for stock award plans not accounted for at fair value, the Company is required to make proforma disclosures of net income attributable to Class A Subordinate Voting Shares and Class B Shares and basic and diluted earnings per Class A Subordinate Voting Share or Class B Share as if the fair value method of accounting prescribed therein had been applied.

        The Company estimates the fair value of stock options at the date of grant using the Black Scholes option pricing model. No fair value estimates were made in the comparative quarter, as the Company did not grant any additional stock options during the fiscal year ended July 31, 2002. The estimated fair value of options in the current period were determined using the following weighted average assumptions:

2002
Risk free interest rate	4.5%
Expected dividend yield	2.0%
Expected volatility	24%
Expected life options (years)	5

        The Black Scholes option valuation model used by the Company to determine fair values, as well as other currently accepted option valuation models, were developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Since the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

        Accordingly, for purposes of proforma disclosures, the Company's net income attributable to Class A Subordinate Voting Shares and Class B Shares and basic and diluted earnings per Class A Subordinate Voting Share or Class B Share, after valuing all stock options issued on or after the date of adoption, would have been as follows:

2002
(Canadian dollars in thousands, except per share figures)
Proforma net income attributable to Class A Subordinate Voting Shares and Class B Shares	$28,514
Proforma earnings per Class A Subordinate Shares Voting Share or Class B Share
Basic	$0.88
Diluted	$0.88

(c)    Maximum Number of Shares

        The following table presents the maximum number of shares that would be outstanding if all of the outstanding options as at October 31, 2002 were exercised:

Number of Shares
Class A Subordinate Voting Shares outstanding as at October 31, 2002	18,076,429
Class B Shares outstanding as at October 31, 2002	14,223,900
Options to purchase Class A Subordinate Voting Shares	1,293,850

33,594,179

        The maximum number of shares reserved to be issued for stock options is 3,000,000 Class A Subordinate Voting Shares and all are reserved and optioned as at October 31, 2002.

(d)    Non-Employee Director Share-Based Compensation Plan

        Under this plan, established during fiscal 2000, non-employee directors can elect to receive a portion of their annual retainers and other Board-related compensation in the form of deferred share units (DSUs). The number of DSUs issued is based upon the market value of the Company's shares at each allocation date. One DSU has a cash value equal to the market price of one of the Company's Class A Subordinate Voting Shares. Within a specified time after retirement, non-employee directors receive a cash payment equal to the market value of their DSUs.

        Due to the fact these DSUs will require settlement at some point in the future for cash, the Company has historically recorded each allocation of units issued as compensation expense and has recorded the associated liability in the period they are issued. The value of all DSUs outstanding and the associated liability are adjusted at each reporting date to reflect their fair value based on the current market price of the Company's shares. The accounting treatment currently utilized for this plan is in accordance with the recommendations under CICA 3870 and therefore the issuance of the new standard will have no impact to the Company's current and historical amounts recorded for this plan.

        During the first three months of the fiscal 2002 stub period, $0.1 million was recorded as a recovery of compensation expense (2001 — $0.1 million charge) (including revaluation of the DSUs to their fair values) under this plan. At October 31, 2002, there were 25,325 DSUs (July 2002 — 23,185) having a total value of $0.6 million (July 2002 — $0.7 million) that were issued and outstanding.

6.    Related Party Transactions

        The Company completed transactions with Magna, the Company's controlling shareholder, and other companies under Magna's control as follows:

	Three Months Ended October 31
	2002	2001
	(Canadian dollars in thousands)
Sales (i)	$4,142	$5,634
Purchase of materials and services (i)	$1,094	$1,510
Rental of manufacturing facilities	$321	$348
Affiliation fee (ii)	$3,918	$3,169
Social fee (iii)	$602	$493
Other specific charges (iv)	$606	$275
Interest	$10	$7
Construction management fees (v)(c)	$—	$225

        The outstanding balances related to these transactions included in the consolidated financial statements at the end of the period are as follows:

	October 31, 2002	October 31, 2001
	(Canadian dollars in thousands)
Accounts receivable (i), (v)(a)	$2,461	$2,484
Accounts payable and accrued liabilities (i)	$2,922	$6,560
(i)
Sales to and purchases from Magna and the resulting accounts receivable and payable balances are typically effected on normal commercial terms.

(ii)
The Company is party to an affiliation agreement with Magna that provides for the payment by the Company of an affiliation fee in exchange for, among other things, Magna granting the Company a non-exclusive world-wide license to use certain Magna trademarks, and Magna providing certain management and administrative services (including, among other things, utilization of Magna's foreign exchange forward credit facilities, if needed and as available) to the Company. An extension of this agreement was negotiated with Magna becoming effective August 1, 2002 for a term of seven years and five months expiring on December 31, 2009. Under the terms of the extended agreement, affiliation fees payable to Magna will continue to be calculated as one percent of the Company's consolidated net sales. However, the new agreement provides for a limited moratorium on the sales from acquired businesses in that there will be no affiliation fee payable on net sales generated from acquired businesses in the fiscal year of the acquisition and only 50% of the normal affiliation fee will be payable on such net sales in the following fiscal year. The full affiliation fee will be payable on net sales from acquired businesses in all the subsequent years.

(iii)
Under the terms of a social fee agreement, the Company pays Magna a social fee of one and one half percent of pretax profits as a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including the Company. The social fee agreement was renewed with Magna, on the same terms, for a period of seven years and five months, expiring December 31, 2009.

(iv)
Other specific charges are negotiated annually and are based on the level of benefits or services provided to the Company by Magna Services Inc. (Serviceco), a wholly-owned subsidiary of Magna. The services that are provided include, but are not limited to: information technology (WAN infrastructure and support services), human resources services, (including administration of the Employee Equity Participation and Profit Sharing Plan), foreign marketing services, finance, treasury and legal support, management and technology training and an allocated share of the facility and overhead costs dedicated to providing these services.

(v)
Other transactions

a)
Effective August 1, 2002, the Company transferred certain assets and activities of its non-product-related research and development operations to Magna for total proceeds approximating $1.6 million, all of which remains outstanding as at October 31, 2002.

b)
During the quarter, the Company purchased $0.1 million (fiscal 2002 — $0.2 million) of products and services from, and sold $nil (fiscal 2002 — $0.1 million) of products and services to, a company owned by the Vice Chairman and CEO of the Company. These transactions were effected on normal commercial terms. At October 31, 2002, $0.3 million (July 2002 — $0.2 million) is recorded as a net receivable from this company.

c)
In the three-month period a year ago, the Company completed an expansion at one of its manufacturing facilities that was sourced through a wholly-owned subsidiary of Magna. Construction management fees totaling $0.2 million were billed from this subsidiary and paid in the first quarter a year ago.

7.    Foreign Exchange

        The Company continues to account for foreign exchange as detailed in the "Significant Accounting Policies" in the Company's audited consolidated financial statements for the year ended July 31, 2002 contained in the Company's 2002 Annual Report, except as described in Note 2(b).

        Included as part of selling, general and administrative expenses are gains (losses) resulting from foreign exchange as follows:

	Three Months Ended October 31
	2002	2001
	(Canadian dollars in thousands)
Foreign exchange gains	$1,160	$991

8.    Comparative Figures

        Certain other comparative figures have been reclassified to conform to the current year's method of presentation.

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Exhibit 99.1
PRESS RELEASE
TESMA INTERNATIONAL INC. CONSOLIDATED BALANCE SHEETS (Canadian dollars in thousands)
TESMA INTERNATIONAL INC. CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (Canadian dollars in thousands, except share and per share figures)
TESMA INTERNATIONAL INC. CONSOLIDATED STATEMENTS OF CASH FLOW (Canadian dollars in thousands)